Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of FirstMark Acquisition Corp. III on Form S-1 of our report dated March 12, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of FirstMark Acquisition Corp. III as of February 22, 2021 and for the period from February 18, 2021 (inception) through February 22, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/Marcum LLP

Marcum llp

Tampa, FL

March 12, 2021